December 21, 2021

FILED VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, NE

Washington, DC 20549

Re: Connors Funds

Registration Statement on Form N-1A

File Nos. 333-259791 and 811-23742

Ladies and Gentlemen:

At the request of Mr. Sonny Oh of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission as correspondence on behalf of our client, Connors Funds (the “Trust”). This letter is in response to Mr. Oh’s letter of October 25, 2021 in connection with the review of the Trust’s registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”) filed on September 24, 2021 on behalf of the Connors Hedged Equity Fund (the “Fund”). Set forth below are Mr. Oh’s comments and the Trust’s responses thereto. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

1.	We note that portions of the registration statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

RESPONSE: The Trust confirms that all missing information has been completed in the pre-effective amendment filed with this letter (the “Amendment”) and acknowledges that the Staff may have further comments regarding the same.

2.	Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

RESPONSE: The Trust respectfully acknowledges the Staff’s comment.

3.	Please confirm whether a party other than the Fund’s sponsor or one of its affiliates is providing the Fund’s initial (seed) capital. If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

RESPONSE: The Trust confirms that the Fund’s sponsor, Connors Investor Services, Inc., will be providing the Fund’s seed capital.

Facing Sheet

4.	The box checked for “as soon as practicable .....” should be in response to a heading titled “Approximate Date of Proposed Public Offering.” Please also add caption “Title of Securities Being Registered” and add appropriate response. See instruction at the bottom of Form N-1A facing sheet.

RESPONSE: The facing sheet for the Amendment has been revised accordingly.

Risk/Return Summary (page 3)

5.	The staff recommends that, for clarity, the heading be revised as “Fund Summary.”

RESPONSE: The heading “Fund Summary” has been included in the Amendment.

Fees and Expenses (page 3)

6.	Under “Fees and Expenses,” for the line item “Less Management Fee Reductions ...” please delete “Less.” See Instruction 3(e) to Item 3.

RESPONSE: The Fees and Expenses table has been revised accordingly in the Amendment.

7.	Under “Fees and Expenses,” please confirm that the fee waiver discussed in footnote 2 will terminate at least 1 year after the effective date of the registration statement.

The last sentence of footnote 2 is incomplete. Please revise.

RESPONSE: The Trust confirms that the fee waiver discussed in footnote 2 will terminate at least one year after the effective date of the registration statement. The last sentence of footnote 2 has been revised in the Amendment as follows (emphasis added): “This agreement will terminate automatically if the Fund’s investment advisory agreement (the “Advisory Agreement”) with the Adviser is terminated.”.

8.	In the narrative preceding the Example, please delete the latter part of the third sentence beginning with “the operating expenses of the fund” and in its place insert disclosure that the waiver is only reflected in the first year of each example shown below.

RESPONSE: The Trust has considered the Staff’s comment and respectfully declines to make the requested change. The referenced expense limitation agreement will be for an initial term of two years from the Fund’s effective date, and the expense example reflects the application of this waiver during that two year term; therefore, the Trust believes that the existing language is appropriate.

Principal Investment Strategies (page 4)

9.	The first sentence of the second paragraph refers to “other securities.” Please specify what other securities are being referenced and also add corresponding principal risk disclosure as needed.

RESPONSE: The Trust has revised the first sentence of the second paragraph in the Amendment to delete the reference to “other securities.”

10.	Please briefly describe each of the characteristics identified in the third sentence of the second paragraph: “fundamental quality, strong profitability, and proven management teams.”

RESPONSE: The Trust has revised the Item 4 Principal Investment Strategies section as follows (emphasis added):

What is an option?

An option is a financial instrument that gives the holder the right, but not the obligation, to buy or sell a security at an agreed-upon price (“exercise price”). A call option gives the holder the right to buy a security at the exercise price.

Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities. In an effort to reduce volatility and generate income, the Fund will also write call options on a portion of the equity securities in the Fund’s portfolio ~~(i.e., it will write covered calls)~~. In other words, the Fund will sell call options on securities that it owns, giving the buyer of the call option the right to purchase that security from the Fund at the exercise price in exchange for payment of a premium by the call option purchaser.

The Fund seeks to invest in a diversified portfolio of equity securities, primarily comprised of common stocks ~~and other equity securities~~ of U.S. large-capitalization and mid-capitalization companies (i.e., companies that have market capitalizations of greater than $2 billion at the time of initial purchase). The Fund typically invests in approximately 40~~25~~-50 equity securities that are diversified among market sectors. In selecting securities for the Fund, the Adviser emphasizes companies that exhibit one or more of the following characteristics: fundamental quality (i.e., companies that have had consistent growth over a long period of time, typically maintain lower levels of leverage, and often pay dividends), strong profitability (i.e., companies that have relatively high operating margin, return on invested capital, and/or return on equity), strong free cash flow generation, and proven management teams (i.e., companies that are led by experienced executives). As a result of its investment strategy, the Fund may engage in frequent trading of portfolio securities. The Adviser may determine to sell an equity security if the company is exhibiting deteriorating fundamentals or technical breakdowns, if there has been an alteration of the Adviser’s initial investment thesis (i.e., there has been a change in the Adviser’s outlook with respect to a particular security), if the holding reaches targets set by the Adviser or the Adviser determines such targets are not likely to be reached in a timely manner, or if the Adviser identifies other, more attractive opportunities.

The Fund generally seeks to have call options written on between 25%-75% of the Fund’s equity holdings, but this can vary significantly depending upon the Adviser’s investment outlook or as a result of other factors such as significant inflows into the Fund or rising equity markets resulting in options being exercised and portfolio securities being called away.

Depending on market conditions, the Fund may from time to time purchase put options or utilize put spreads on large-cap, broad-based securities indexes (such as the S&P 500®) to seek to offset some of the risk of a potential decline in value of the Fund’s equity holdings. Buying a put option gives the Fund the right to sell a security, or in the case of an option on an index, sell the index, at the exercise price, thereby seeking to limit the Fund’s downside risk to the level of the exercise price. A put spread is an option strategy whereby the Fund purchases a put option and also sells a put option on the same underlying security or index at different exercise prices. By using this combination of option positions, the Adviser seeks to protect the Fund against a decline in the price of the underlying security or index, while using the premium from the sale of the put option as a way to offset some of the cost of purchasing the first option.

The Fund will typically hold a portion of its assets in cash or cash equivalent securities, including short-term debt securities, repurchase agreements and money market mutual fund shares (“Money Market Instruments”) in order to maintain liquidity or pending the selection of investments. Periodically, the Fund may also invest up to 100% of its assets in Money Market Instruments for temporary defensive purposes.

11.	The last sentence of the second paragraph states the Adviser may determine to sell an equity security if, among other reasons, there has been an alteration of the Adviser’s initial investment thesis. Please clarify what this means, for example, does it mean if the adviser decides to change the way it implements the Fund's investment strategy?

RESPONSE: The Trust notes that changes in the Adviser’s investment thesis refer to changes in the Adviser’s outlook with respect to a particular security. Please refer to the response to Comment # 10 for the revised Principal Investment Strategy.

12.	In first paragraph on page 5, please explain in detail what options are, how call options work, and how the fund will implement its call option strategy. Please also explain in plain English how call options hedge a decline in the value of the fund’s expected securities holdings.

RESPONSE: Please refer to the response to Comment #10 for the revised Principal Investment Strategy.

13.	In the last sentence, please also explain in plain English what the terms “put options” and “put spreads” mean and also specify what kind of “broad-based securities indexes” are being referred to, i.e., large and/or mid-cap indexes.

RESPONSE: Please refer to the response to Comment #10 for the revised Principal Investment Strategy.

Principal Risks (page 5)

14.	The disclosure in Active Management Risk states that the Fund could underperform its benchmark index. However, there is no benchmark index identified in the principal investment strategies. Please either update the strategies section or delete this reference to it under principal risks.

RESPONSE: The Trust confirms that the reference to a benchmark index in the Active Management Risk has been removed.

15.	We note that the principal risks appear in alphabetical order except for the last one. Please confirm the Fund has organized the risks to prioritize those that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See, ADI 2019-08, Improving Principal Risks Disclosure.

RESPONSE: The Trust has revised the ordering of risks in the Amendment accordingly.

16.	As part of Options Risk, please also explain the concept of being out-of-the money and explain how an option can become worthless. Please also disclose the risk that there is no guarantee that a market will exist for buying or selling options and also describe the risk related to the speculative nature of options.

RESPONSE: The Trust confirms that Options Risk has been revised in the Amendment as follows (emphasis added):

Options Risk. Investments in options involve risks different from, or possibly greater than, the risks associated with investing directly in the underlying securities. The value of the Fund’s option positions will fluctuate in response to changes in the value of the underlying security or index. Options purchased by the Fund may expire “out of the money” and become worthless. A call option is out of the money if the current price of the underlying security or index is lower than the exercise price. A put option is out of the money if the current price of the underlying security or index is higher than the exercise price. Options can be used in a speculative manner such that the Fund’s ability to utilize options successfully would ~~will~~ depend on the ability of the Adviser to correctly predict future price fluctuations, which cannot be assured. There are significant differences between the securities and options markets that could result in an imperfect correlation among these markets, causing a given transaction not to achieve its objectives. When the Fund writes covered call options, the premium received for writing the call option generates income to the Fund; however, the Fund’s participation in gains above the sum of the premium and the ~~strike~~ exercise price of the call are forfeited in return for receiving the call option premium while the Fund retains the risk of a decline in value of the underlying security or index. The premiums received from the options may not be sufficient to offset any losses sustained from the volatility of the underlying ~~stocks~~ securities or index over time. In addition, the Fund’s ability to sell the underlying securities will be limited while the option is in effect unless the Fund extinguishes the option position through the purchase of an offsetting identical option prior to the expiration of the written option. The Fund’s options will also be subject to the risk that exchanges may suspend the trading of options in volatile markets, in which case the Fund may be unable to write options at times that may be desirable or advantageous to the Fund to do so. There is no guarantee that a market will exist for buying or selling options at the time the Fund wishes to do so.

17.	The staff also suggests adding Counterparty Risk.

RESPONSE: The Trust has considered the Staff’s comments and has determined not to add Counterparty Risk as a principal risk at this time because the Fund does not expect to trade over-the-counter options as a part of its principal investment strategy and does not believe that counterparty risk is a principal risk of the types of options that will constitute a part of the Fund’s principal investment strategy.

18.	Note typo in last sentence of “Portfolio Turnover Risk.”

RESPONSE: The Trust respectfully notes the Staff’s comment.

Performance Summary (page 7)

19.	Please supplementally identify the broad-based index against which performance will be measured. See, Instruction 2 to Item 4 of Form N-1A.

RESPONSE: The Fund expects to use the S&P 500® Index as the broad-based index against which its performance will be compared.

Management of the Fund (page7)

20.	Disclose that Messrs. Cagliola and Hahn are primarily and jointly responsible for the day-to-day management of the Fund and provide a month and year in lieu of “Since inception of the Fund.”

RESPONSE: The Trust has revised the disclosure in the Amendment to state that Messrs. Cagliola and Hahn are primarily and jointly responsible for the day-to-day management of the Fund and to state “Since December, 2021” in lieu of “Since inception of the Fund.”

Additional Information Regarding the Fund’s Investment Objective, Investment Strategies and Related Risks (page 9)

21.	Revise latter portion of heading as “Principal Investment Strategies and Principal Risks” and also reflect this change in the applicable ensuing subheadings.

RESPONSE: The Trust confirms that the heading and subheadings have been revised accordingly in the Amendment.

22.	With respect to the 80% investment policy in first paragraph under “Investment Strategies,” please disclose as applicable the Board’s right to change the 80% policy without shareholder approval subject to at least 60 days’ prior written notice to shareholders.

RESPONSE: The Trust has added the following disclosure to the end of the second paragraph under in the Item 9 Principal Investment Strategies section: “The foregoing 80% policy may be changed by a vote of the Board, without the approval of shareholders, upon at least 60 days’ prior notice to shareholders.”.

23.	Provide add the substance of the first paragraph on page 10 to the summary of principal investment strategies as well as applicable related risks.

RESPONSE: The Trust has made the requested change, please refer to the response to Comment #10 above for the revised principal investment strategy section.

24.	Please add “Money Market Funds” risk appearing on page 14 to the summary of principal risks.

RESPONSE: The Trust confirms that the following risk has been added to the summary of principal risks section in the Amendment:

Money Market Fund Risk. An investment in a money market fund is not a bank deposit and is not insured or guaranteed by any bank or any government agency. It is possible for the Fund to lose money by investing in money market funds. The value of money market instruments may be affected by changing interest rates and by changes in the credit ratings of the investments held by the money market fund. If the liquidity of a money market fund’s portfolio deteriorates below certain levels, the money market fund may suspend redemptions and thereby prevent the Fund from selling its investment in the money market fund or impose a fee of up to 2% on amounts the Fund redeems from the money market fund. These measures may result in an investment loss or prohibit the Fund from redeeming shares when the Adviser would otherwise redeem shares.

Fund Management (page 14)

23.	Please disclose in this section that the Adviser’s duties are subject to the Board’s oversight or authority. Please also consider providing the value of assets under the Adviser’s management.

RESPONSE: The Trust confirms that the first paragraph under “The Investment Adviser” in the Amendment has been revised as follows (emphasis added):

Connors Investor Services, Inc., located at 1210 Broadcasting Road, Suite 200, Wyomissing, PA 19610, serves as the investment adviser to the Fund. Pursuant to the Advisory Agreement, the Adviser provides the Fund with a continuous program of investing the Fund’s assets and determining the composition of the Fund’s portfolio. Subject to the authority of, and any policies established by, the Board, the Adviser is responsible for formulating the Fund’s investment program, making day-to-day investment decisions and engaging in portfolio transactions. The Adviser is a corporation organized under the laws of Delaware, began operations in 1969, and provides investment advisory services to institutions, foundations, non-profit organizations and high net worth individuals. Although the principals of the Adviser have more than 45 years of investment management experience, neither the principals of the Adviser nor the Adviser had experience as an investment adviser to a mutual fund prior to the Fund's inception. As of October 31, 2021, the Adviser had approximately $1,176,743,000 in assets under management.

24.	In the fourth sentence of the first paragraph, specify what kind of services the Adviser is providing and also note the typo in last clause of the sentence.

RESPONSE: Please see response to Comment #23 for updated language.

25.	In first sentence under “Portfolio Managers” on page 15, please revise as “primary and joint responsibility,” if accurate.

RESPONSE: The Trust confirms that the first sentence under “Portfolio Managers” has been revised in the Amendment as follows (emphasis added): “The following individuals have primary and joint responsibility for day-to-day management of each Fund’s portfolio:”

Related Performance of Adviser (page 17)

26.	Please delete the last sentence of the first paragraph.

RESPONSE: The Trust confirms that the last sentence of the first paragraph has been deleted in the Amendment.

27.	Please confirm that there are no other accounts that are substantially similar to the Fund and are managed by the Adviser for purposes of calculating prior performance other than the Account.

RESPONSE: The Trust confirms that there are no other accounts that are substantially similar to the Fund and are managed by the Adviser for purposes of calculating prior performance other than the Account.

28.	Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

RESPONSE: The Trust confirms that it has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

How to Buy Shares (page 19)

29.	Please disclose the minimum amounts required Under “Subsequent Investments” on page 21. See Item 11(b).

RESPONSE: The Trust has revised the disclosure in the Amendment to include the statement that: “For Institutional Class shares, the minimum additional investment amount is $1,000 for all regular accounts.”

30.	In the fifth sentence of the first paragraph, under “Frequent Trading Policies” on page 23, please expand on the circumstances under which purchase orders may be rejected and what privileges would be temporarily or permanently revoked. See Item 11(e)(4)(iii).

RESPONSE: The first two paragraphs under “Frequent Trading Policies” have been revised as follows (emphasis added):

The Board has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund shareholders and discourages market timing. Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges in an attempt to profit from short-term market movements. Market timing may disrupt portfolio management strategies and hurt Fund performance. Such practices may dilute the value of Fund shares, interfere with the efficient management of the Fund’s investments, and increase brokerage and administrative costs. ~~The Fund may reject purchase orders or temporarily or permanently revoke privileges if there is reason to believe that a shareholder is engaging in market timing activities~~. Brokers maintaining omnibus accounts with the Fund have agreed to provide shareholder transaction information, to the extent known to the broker, to the Fund upon request. The Fund does not accommodate frequent purchases and redemptions of Fund shares by Fund shareholders.

The Fund may reject purchase orders, revoke an investor’s right to purchase additional shares, or temporarily or permanently revoke privileges (such as exchange privileges, if applicable) if there is reason to believe that a shareholder is engaging in excessive trading. ~~To prevent disruption in the management of the Fund, excessive trading or exchange activity is limited. An investor’s right to purchase additional shares may be revoked if the redemption or exchange activity is considered excessive~~. Generally, trading or exchange activity is considered excessive if an exchange or redemption in excess of a predetermined dollar amount occurs within 7 calendar days of purchase.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Fundamental Restrictions (page 21)

31.	Restriction 1 (issue senior securities) and 3 (act as underwriter) use the following language: “as permitted under the 1940 Act” and “as interpreted or modified by regulatory authority having jurisdiction, from time to time.” Please provide further disclosure after the investment restriction regarding each investment limitation so an investor fully understands the exact limitations (see, e.g., the disclosure regarding borrowings and making loans that follows the fundamental restrictions).

RESPONSE: The Trust had added the following as the second and fourth paragraphs following the fundamental restrictions in the Amendment:

With respect to the above fundamental investment restriction on senior securities, the 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain derivatives, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.

With respect to the above fundamental investment restriction on acting as an underwriter, under the 1940 Act, a diversified fund may not make any commitment as underwriter, if immediately thereafter the amount of its outstanding underwriting commitments, plus the value of its investments in securities of issuers (other than investment companies) of which it owns more than 10% of the outstanding voting securities, exceeds 25% of the value of its total assets.

Trustees and Officers Table (page 26)

32.  In the first column, the caption and related disclosure should be “Age” instead of Year of Birth.”

RESPONSE: The Trust respectfully declines to make the requested change. The Trust believes that providing the dates of birth of the Trustees and Officers conveys the appropriate information about their ages and has the added benefits of avoiding inaccuracies due to timing of the production of the Registration Statement and avoiding inaccuracies in the production of amendments to the Registration Statement throughout the fiscal year.

Trustees Ownership of Fund Shares and Other Interests (page 29)

33.	Provide information in table format. See Item 17(b)(4).

RESPONSE: The Trust confirms that the requested change has been made in the Amendment.

Proxy Voting Policies and Procedures (page 37)

34.	Reconcile reference to Appendices B and C with Appendix A and the table of contents.

RESPONSE: The Trust confirms that these discrepancies have been corrected in the Amendment.

Portfolio Holdings Disclosure Policy (page 38)

35.	In the fifth paragraph, identify each applicable third party provider and confirm each is subject to a duty of confidentiality and to not trade on non-public information.

In the sixth paragraph, confirm and disclose that any other third parties are subject to a duty of confidentiality and to not trade on non-public information.

RESPONSE: Paragraphs five, six and seven under Portfolio Holdings Disclosure Policy have been revised as follows in the Amendment (additional language underlined):

In addition, portfolio holdings are provided or otherwise available on a real-time basis to third-party service providers of the Fund (and their personnel) who require the information to provide services to the Fund, including the Adviser, the Fund’s custodian, U.S. Bank, N.A.; pricing service providers, InterContinental Exchange, Standard & Poors, Bloomberg, Refinitiv, JP Morgan Pricing Direct and Markit; broker-dealers who facilitate the Fund’s trading; the Fund’s accountant and administrator, Ultimus; the Fund’s Independent Registered Public Accounting Firm, BBD, LLP.; and Kilpatrick Townsend & Stockton LLP, counsel to the Fund, each of whom is subject to a duty of confidentiality and to not trade on non-public information.

The Fund currently does not provide non-public portfolio holdings information to any other third parties. In the future, the Fund may elect to disclose such information to other third parties if the appropriate officers of the Trust determine that the Fund has a legitimate business purpose for doing so and the recipient is subject to a duty of confidentiality and an obligation not to trade on non-public information. The Adviser, through its officers, is responsible for determining which other third parties have a legitimate business purpose for receiving the Fund’s portfolio holdings information.

The Trust’s officers (for example, President, Treasurer, Chief Compliance Officer, or Secretary) (collectively, “authorized personnel”) may authorize disclosure of the Fund’s portfolio holdings if such authorized personnel determines that disclosure of the Fund’s portfolio holdings is in the best interest of the Fund’s shareholders. The Trust’s officers will consider any actual or potential conflicts of interest between the Adviser and the Fund’s shareholders and will act in the best interest of the Fund’s shareholders with respect to any such disclosure of portfolio holdings information. If a potential conflict can be resolved in a manner that avoids detrimental effects for Fund shareholders, the disclosure of portfolio holdings information may be authorized. Conversely, if the potential conflict cannot be resolved in a manner that avoids detrimental effects to Fund shareholders, the disclosure will not be authorized. The Board will be informed of any such disclosures at its next regularly scheduled meeting or as soon as is reasonably practicable thereafter.

36.	Pursuant to Item 16(f)(1)(vi) and (vii), disclose procedures used to ensure disclosure in best interest of shareholders, to address conflicts, and the manner in which Board exercises oversight.

RESPONSE: Please see response to Comment #35 above for revised language.

PART C

37.	Please include 1933 Act file numbers and hyperlinks to each exhibit, and any other information incorporated by reference into the registration statement. See Rule 411 under the 1933 Act and Rule 0-4 under the 1940 Act.

RESPONSE: The Trust confirms that Part C of the Amendment has been updated accordingly.

38.	With respect to Item 28, Exhibit (a)(2), Agreement and Declaration of Trust, please note the following regarding the provisions under Article VIII, Section 2, Derivative Actions.

Please disclose the substance of Sections 2(a)(iii) and 2(b) in an appropriate location in the prospectus. Section 2(a)(iii) is a requirement that for derivative actions to take place, the complaining shareholder must first submit a written demand to the Board. Section 2(b) speaks to the timing of Board consideration of such a written demand.

Please revise Section 2(a)(iv) (need a majority ownership of shareholders to join action) to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

RESPONSE: The Trust has added the following language as the last paragraph under Description of Shares in the SAI. The Trust is unaware of any requirement in Form N-1A that disclosure to this effect be included in the Prospectus and believes that it more appropriate to include in the SAI and thus respectfully declines to include this disclosure in the Prospectus.

The Declaration of Trust imposes certain conditions on derivative actions that are not otherwise required by law, including, that the complaining shareholder must first submit a written demand to the Board, which will be reviewed by the Board within a specified time period, and, in the case of any claim not arising under the federal securities laws, a requirement that the holders of at least a majority of the total outstanding shares of the applicable fund or class join in bringing the action. Although these conditions are intended to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to a fund or its shareholders as a result of spurious shareholder demands and derivative actions, they may make it more difficult or costly for Fund shareholders to bring derivative actions on behalf of the Trust.

The Trust has revised Article VIII, Section 2(a)(iv) of its Agreement and Declaration of Trust as follows (emphasis added):

Shareholders owning Shares representing no less than a Majority of Shares of the Trust or the affected Series or class, as applicable, must join in bringing the derivative action, except with respect to claims arising under the federal securities laws,

39.	Please clarify response to Item 31, i.e., what document/information is being incorporated by reference

RESPONSE: The Trust has replaced the response to Item 31 with the following:

With respect to information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of each adviser and sub-adviser,

reference is hereby made to the current Form ADV of the Adviser filed under the Investment Advisers Act of 1940, incorporated herein by reference and the CRD and file numbers of which are as follows: 106993 and 801-6211.

In addition, below please find information with respect to the Adviser’s board members:

•	Marlin Miller: Business professional sole proprietor, President of Norwich Ventures, Inc.
•	Russell J. Fuller, Ph.D.: President and CIO of Fuller & Thaler Asset Management, Inc.
•	Paul G. Oxholm: Principal, Sharpoint Partner, Inc (consulting firm)
•	Kevin F. Crawford: Retired Chairman and CEO, Unimin Corporation
40.	Provide undertaking required by Item 35.

RESPONSE: The Trust confirms that the Amendment will include the following undertaking: “The Registrant will file an amendment to the Registration Statement with certified financial statements showing the initial capital received before accepting subscriptions from more than 25 persons.”

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner